Exhibit 99.1

AYR Wellness to Hold Fourth Quarter and Full Year 2024 Conference Call on March 6 at 8:30 a.m. ET

MIAMI, February 4, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, will hold a conference call on Thursday, March 6, 2025, at 8:30 a.m. ET to discuss results for the fourth quarter and full year ended December 31, 2024.

AYR Interim CEO Steven Cohen and CFO Brad Asher will host the conference call, followed by a question-and-answer period. The Company will provide its financial results in a press release prior to the call.

Date: Thursday, March 6, 2025

Time: 8:30 a.m. ET

Toll-free dial-in number: (844) 763-8274

International dial-in number: (647) 484-8814

Webcast: LINK

A telephonic replay of the conference call will also be available for one month until end of day Sunday, April 6, 2025.

Toll-free replay number: (877) 344-7529

International replay number: (412) 317-0088

Replay ID: 9783370

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at ir@ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@ayrwellness.com